Exhibit 10.6(c)

SECOND AMENDMENT

THIS SECOND AMENDMENT (this “Amendment”) is made and entered into as of DECEMBER 3, 2013, by and between CA-10880 WILSHIRE LIMITED PARTNERSHIP, a Delaware limited partnership (“Landlord”), and PUMA BIOTECHNOLOGY, INC., a Delaware corporation (“Tenant”).

RECITALS

A.

Landlord and Tenant are parties to that certain lease dated October 4, 2011 (the “Original Lease”), as previously amended by Commencement Letter dated January 10, 2012 and First Amendment dated November 28, 2012 (the “First Amendment”) (as amended, the “Lease”). Pursuant to the Lease, Landlord has leased to Tenant space currently containing approximately 16,826 rentable square feet (the “Existing Premises”) described as Suite Nos. 2050 and 2150 on the 20th and 21st floors of the building commonly known as 10880 Wilshire Boulevard located at 10880 Wilshire Boulevard, Los Angeles, California (the “Building”).

B.	The parties wish to expand the Premises (defined in the Lease) to include additional space, containing approximately 5,949 rentable square feet described as Suite No. 2000 on the 20th floor of the Building and shown on Exhibit A attached hereto (the “Suite 2000 Expansion Space”), on the following terms and conditions.

NOW, THEREFORE, in consideration of the above recitals which by this reference are incorporated herein, the mutual covenants and conditions contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree as follows:

1.	Suite 2000 Expansion.

1.1.

Effect of Suite 2000 Expansion. Effective as of the Suite 2000 Expansion Effective Date (defined in Section 1.2 below), the Premises shall be increased from 16,826 rentable square feet on the 20th and 21st floors to 22,775 rentable square feet on the 20th and 21st floors by the addition of the Suite 2000 Expansion Space, and, from and after the Suite 2000 Expansion Effective Date, the Existing Premises and the Suite 2000 Expansion Space shall collectively be deemed the Premises. The term of the Lease for the Suite 2000 Expansion Space (the “Suite 2000 Expansion Term”) shall commence on the Suite 2000 Expansion Effective Date and, unless sooner terminated in accordance with the Lease, end on the last day of the term of the Lease for the Existing Premises (which the parties acknowledge is December 31, 2018). From and after the Suite 2000 Expansion Effective Date, the Suite 2000 Expansion Space shall be subject to all the terms and conditions of the Lease except as provided herein. Except as may be expressly provided herein, (a) Tenant shall not be entitled to receive, with respect to the Suite 2000 Expansion Space, any allowance, free rent or other financial concession granted with respect to the Existing Premises, and (b) no representation or warranty made by Landlord with respect to the Existing Premises shall apply to the Suite 2000 Expansion Space.

1.2.	Suite 2000 Expansion Effective Date. As used herein, “Suite 2000 Expansion Effective Date” means December 1, 2013.

1.3.	Confirmation Letter. At any time after the Suite 2000 Expansion Effective Date, Landlord may deliver to Tenant a notice substantially in the form of Exhibit C attached hereto, as a confirmation of the information set forth therein, which Tenant shall execute and return to Landlord within five (5) days after receiving it. If Tenant fails to execute and return (or reasonably object in writing to) such notice within five (5) days after receiving it, Tenant shall be deemed to have executed and returned it without exception.

1

2.	Base Rent. With respect to the Suite 2000 Expansion Space during the Suite 2000 Expansion Term, the schedule of Base Rent shall be as follows:

Period During Suite 2000 Expansion Term	Annual Rate Per Square Foot	Monthly Base Rent

December 1, 2013 through October 31, 2014	$21.00	$10,410.75
November 1, 2014 through November 30, 2015	$45.00	$22,308.75

December 1, 2015 through November 30, 2016	$46.35	$22,978.01

December 1, 2016 through November 30, 2017	$47.74	$23,667.11

December 1, 2017 through November 30, 2018	$49.17	$24,376.03

December 1, 2018 through December 31, 2018	$50.65	$25,109.74

All such Base Rent shall be payable by Tenant in accordance with the terms of the Lease.

Base Rent Abatement. Notwithstanding anything in this Lease to the contrary, so long as Tenant is not in Default (as defined in Section 19 of the Original Lease) under the Lease, Tenant shall be entitled to an abatement of Base Rent in the amount of $22,308.75 per month applicable to the period commencing November 1, 2014 ending January 31, 2015. The total amount of Base Rent abated in accordance with the foregoing shall equal $66,926.25 (the “Abated Base Rent”). Only Base Rent shall be abated pursuant to this Section, and all Additional Rent (as defined in Section 3 of the Original Lease) and other costs and charges specified in this Amendment and the Lease shall remain as due and payable pursuant to the provisions of this Amendment and the Lease.

3.	Security Deposit. No increase in the Security Deposit shall be required in connection with this Amendment.

4.	Tenant’s Share. With respect to the Suite 2000 Expansion Space during the Suite 2000 Expansion Term, Tenant’s Share shall be 1.0118%.

5.	Expenses and Taxes. With respect to the Suite 2000 Expansion Space during the Suite 2000 Expansion Term, Tenant shall pay for Tenant’s Share of Expenses and Taxes in accordance with the terms of the Lease; provided, however, that, with respect to the Suite 2000 Expansion Space during the Suite 2000 Expansion Term, the Base Year for Expenses and Taxes shall be calendar year 2014.

6.	Improvements to Suite 2000 Expansion Space.

6.1.	Condition and Configuration of Suite 2000 Expansion Space. Tenant acknowledges that it has inspected the Suite 2000 Expansion Space and agrees to accept it in its existing condition and configuration (or in such other condition and configuration as any existing tenant of the Suite 2000 Expansion Space may cause to exist in accordance with its lease), without any representation by Landlord regarding its condition or configuration and without any obligation on the part of Landlord to perform or pay for any alteration or improvement, except as may be otherwise expressly provided in this Amendment.

6.2.	Responsibility for Improvements to Suite 2000 Expansion Space. Landlord shall perform improvements to the Suite 2000 Expansion Space in accordance with Exhibit B attached hereto.

2

7.	Other Pertinent Provisions. Landlord and Tenant agree that, effective as of the date of this Amendment (unless different effective date(s) is/are specifically referenced in this Section), the Lease shall be amended in the following additional respects:

7.1.	Parking. With respect to the Suite 2000 Expansion Space during the Suite 2000 Expansion Term subject to Sections 1.9 and 24 of the Original Lease, as amended herein, Tenant shall have the right, but not the obligation, to lease up to 4 additional unreserved parking passes. Prior to the Suite 2000 Expansion Effective Date, Tenant shall notify Landlord in writing of the number of additional unreserved parking passes which Tenant initially elects to lease during the Suite 2000 Expansion Term. Thereafter, Tenant may increase or decrease the number of additional unreserved parking passes to be used by Tenant pursuant to this Section 7.1 upon a minimum of 30 days prior written notice to Landlord. Tenant shall pay Landlord the current rate of $180.00 per additional unreserved parking pass per month, plus applicable taxes, if any. Such unreserved parking rate shall be subject to increase from time to time to reflect the prevailing market rates consistently charged in the Parking Facility.

7.2.	Extension Option. The terms and conditions set forth in Section 3., “Extension Option” of EXHIBIT F, “ADDITIONAL PROVISIONS” of the Original Lease shall apply to the Premises as increased by the Suite 2050 Expansion Space (defined in Recital B of the First Amendment) and the Suite 2000 Expansion Space.

7.3.	Acceleration Option. The terms and conditions set forth in Section 4., “Acceleration Option” of EXHIBIT F, “ADDITIONAL PROVISIONS” of the Original Lease shall apply to the Premises as increased by the Suite 2050 Expansion Space and the Suite 2000 Expansion Space; provided that the Acceleration Fee shall be calculated separately with respect to the Suite 2050 Expansion Space and Suite 2000 Expansion Space based on the concessions granted for, and length of term applicable to, such spaces.

7.4.	Contingency. Notwithstanding anything herein to the contrary, Landlord and Tenant hereby acknowledge that the Suite 2000 Expansion Space is currently leased to Pardee Homes (“Pardee”). In the event Landlord does not enter into a termination or surrender of possession agreement with Pardee or otherwise obtain the legal right to lease the Suite 2000 Expansion Space to Tenant (a “Termination Agreement”) on or before ten (10) days after the execution of this Amendment (the “Contingency Date”), either party may terminate this Amendment by providing written notice of termination to the other on or before the either of: (i) 10 days after the Contingency Date, or (ii) the date that Landlord enters into or otherwise receives a Termination Agreement with respect to the Suite 2000 Expansion Space. If either party exercises its right to terminate this Amendment, this Amendment shall immediately become null and void and of no further force and effect.

8.	Miscellaneous.

8.1.	This Amendment and the attached exhibits, which are hereby incorporated into and made a part of this Amendment, set forth the entire agreement between the parties with respect to the matters set forth herein. There have been no additional oral or written representations or agreements. Tenant shall not be entitled, in connection with entering into this Amendment, to any free rent, allowance, alteration, improvement or similar economic incentive to which Tenant may have been entitled in connection with entering into the Lease, except as may be otherwise expressly provided in this Amendment.

8.2.	Except as herein modified or amended, the provisions, conditions and terms of the Lease shall remain unchanged and in full force and effect.

8.3.	In the case of any inconsistency between the provisions of the Lease and this Amendment, the provisions of this Amendment shall govern and control.

8.4.	Submission of this Amendment by Landlord is not an offer to enter into this Amendment but rather is a solicitation for such an offer by Tenant. Landlord shall not be bound by this Amendment until Landlord has executed and delivered it to Tenant.

8.5.	The capitalized terms used in this Amendment shall have the same definitions as set forth in the Lease to the extent that such capitalized terms are defined therein and not redefined in this Amendment.

8.6.

Tenant shall indemnify and hold Landlord, its trustees, members, principals, beneficiaries, partners, officers, directors, employees, mortgagee(s) and agents, and the respective principals and members of any such agents harmless from all claims of any brokers (other than L.A. Realty Partners) claiming to have represented Tenant in connection with this

3

Amendment. Landlord shall indemnify and hold Tenant, its trustees, members, principals, beneficiaries, partners, officers, directors, employees, and agents, and the respective principals and members of any such agents harmless from all claims of any brokers (other than L.A. Realty Partners) claiming to have represented Landlord in connection with this Amendment. Tenant acknowledges that any assistance rendered by any agent or employee of any affiliate of Landlord in connection with this Amendment has been made as an accommodation to Tenant solely in furtherance of consummating the transaction on behalf of Landlord, and not as agent for Tenant.

8.7.	Each signatory of this Amendment represents hereby that he or she has the authority to execute and deliver it on behalf of the party hereto for which such signatory is acting.

IN WITNESS WHEREOF, Landlord and Tenant have duly executed this Amendment as of the day and year first above written.

LANDLORD:

CA-10880 WILSHIRE LIMITED PARTNERSHIP, a Delaware limited partnership

By:	EOP Owner GP L.L.C., a Delaware limited liability company, its general partner

By:

		Name:	Frank Campbell
		Title:	Market Managing Director

TENANT:

PUMA BIOTECHNOLOGY, INC., a Delaware corporation

By:

Name:	Alan H. Auerbach
Title:	Chief Executive Officer and President

By:

Name:	Charles Eyler
Title:	Senior Vice President – Finance & Treasurer

4

EXHIBIT A

OUTLINE AND LOCATION OF SUITE 2000 EXPANSION SPACE

EXHIBIT B

WORK LETTER

As used in this Exhibit B (this “Work Letter”), the following terms shall have the following meanings: “Agreement” means the Amendment of which this Work Letter is a part. “Tenant Improvements” means all improvements to be constructed in the Suite 2000 Expansion Space pursuant to this Work Letter. “Tenant Improvement Work” means the construction of the Tenant Improvements, together with any related work (including demolition) that is necessary to construct the Tenant Improvements.

1 ALLOWANCE.

1.1 Allowance. Tenant shall be entitled to a one-time tenant improvement allowance (the “Allowance”) in the amount of $148,725.00 (i.e., $25.00 per rentable square foot of the Suite 2000 Expansion Space) to be applied toward (a) the Allowance Items (defined in Section 1.2 below) and/or (b) a credit against Base Rent coming due under the Lease from and after December 31, 2013 and/or (c) the cost of purchasing furniture, fixtures, and equipment to be used in the Premises by Tenant and/or (d) costs associated with the installation of telephone and data cabling and/or (e) costs associated with moving into the Suite 2000 Expansion Space. Notwithstanding the foregoing, the total portion of the Allowance that is applied toward items (b), (c), (d) and/or (e) shall not exceed, in the aggregate, $29,745.00 (i.e., $5.00 per rentable square foot of the Suite 2000 Expansion Space). Tenant, by written notice to Landlord (the “Allowance Notice”) shall advise Landlord of the manner in which Tenant desires to apply the Allowance. Any portion of the Allowance that is applied toward the cost of the Tenant Improvement Work shall applied in accordance with Section 1.2 below. Any portion of the Allowance that is applied as a credit against Base Rent shall be applied against the installment of Base Rent for January, 2014 and, if necessary, consecutive calendar months thereafter. Any portion of the Allowance that is applied toward items (c), (d) and (e) shall be disbursed to Tenant within 45 days after Landlord’s receipt of paid invoices from Tenant with respect to Tenant’s actual costs of items (c), (d) and (e) as described above; provided that Tenant shall also be required to provide Landlord the documentation set forth in Section 1.2 below with respect to any items that relate to work of a type for which a mechanics lien could be potentially be filed. Tenant shall be responsible for all costs associated with the Tenant Improvement Work, including the costs of the Allowance Items, to the extent such costs exceed the lesser of (i) the Allowance, or (ii) the aggregate amount that Landlord is required to disburse for such purpose pursuant to this Work Letter. Notwithstanding any contrary provision of this Agreement, if Tenant fails to use the entire Allowance by October 31, 2014, the unused amount shall revert to Landlord and Tenant shall have no further rights with respect thereto.

1.2 Disbursement of the Allowance. Except as otherwise provided in this Work Letter, the Allowance shall be disbursed by Landlord only for the following items (the “Allowance Items”): (a) the fees of the Architect (defined in Section 2.1 below) and the Engineers (defined in Section 2.1 below); (b) plan-check, permit and license fees relating to performance of the Tenant Improvement Work; (c) the cost of performing the Tenant Improvement Work, including after hours charges, testing and inspection costs, freight elevator usage, hoisting and trash removal costs, and contractors’ fees and general conditions; (d) the cost of any change to the base, shell or core of the Suite 2000 Expansion Space or Building required by the Plans (defined in Section 2.1 below) (including if such change is due to the fact that such work is prepared on an unoccupied basis), including all direct architectural and/or engineering fees and expenses incurred in connection therewith; (e) the cost of any change to the Plans or Tenant Improvement Work required by Law; (f) the Landlord Supervision Fee (defined in Section 3.2.2 below); (g) sales and use taxes; and (h) all other costs expended by Landlord in connection with the performance of the Tenant Improvement Work.

2 PLANS AND PRICING.

2.1 Selection of Architect. Landlord shall retain the architect/space planner (the “Architect”) and the engineering consultants (the “Engineers”) of Landlord’s choice to prepare all architectural plans for the Suite 2000 Expansion Space and all engineering working drawings relating to the structural, mechanical, electrical, plumbing, HVAC, life-safety, and sprinkler work in the Suite 2000 Expansion Space. The plans and drawings to be prepared by the Architect and the Engineers shall be referred to in this Work Letter as the “Plans.” Tenant shall be responsible for ensuring that all elements of the design of the Plans are suitable for Tenant’s use of the Suite 2000 Expansion Space, and neither the preparation of the Plans by the Architect or the Engineers nor Landlord’s approval of the Plans shall relieve Tenant from such responsibility.

2.2 [Intentionally Omitted.]

2.3 [Intentionally Omitted.]

2.4 Additional Programming Information. Landlord and Tenant acknowledge that they have approved the space plan for the Suite 2000 Expansion Space prepared by                     , dated                 , 2013, job number              (the “Space Plan”). Tenant shall deliver to Landlord, in writing, all information that, together with the Space Plan, is necessary, in the judgment of Landlord, the Architect and the Engineers, to complete the architectural, engineering and final architectural working drawings for the Suite 2000 Expansion Space in a form that is sufficient to enable subcontractors to bid on the work and to obtain all applicable permits for the Tenant Improvement Work (the “Construction Drawings”), including electrical requirements, telephone requirements, special HVAC requirements, plumbing requirements, and all interior and special finishes (collectively, the “Additional Programming Information”). The Additional Programming Information shall be consistent with Landlord’s requirements for avoiding aesthetic, engineering or other conflicts with the design and function of the balance of the Building (collectively, the “Landlord Requirements”) and shall otherwise be subject to Landlord’s reasonable approval. Landlord shall provide Tenant with notice approving or reasonably disapproving the Additional Programming Information within five (5) business days after the later of Landlord’s receipt thereof or the mutual execution and delivery of this Agreement. If Landlord disapproves the Additional Programming Information, Landlord’s notice of disapproval shall describe with reasonable specificity the basis for such disapproval and the changes that would be necessary to resolve Landlord’s objections. If Landlord disapproves the Additional Programming Information, Tenant shall modify the Additional Programming Information and resubmit it for Landlord’s review and approval. Such procedure shall be repeated as necessary until Landlord has approved the Additional Programming Information. If requested by Tenant, Landlord, in its sole and absolute discretion, may assist Tenant, or cause the Architect and/or the Engineers to assist Tenant, in preparing all or a portion of the Additional Programming Information; provided, however, that, whether or not the Additional Programming Information is prepared with such assistance, Tenant shall be solely responsible for the timely preparation and delivery of the Additional Programming Information and for all elements thereof and, subject to Section 1 above, all costs relating thereto.

2.5 Construction Drawings. After approving the Additional Programming Information, Landlord shall cause the Architect and the Engineers to prepare and deliver to Tenant Construction Drawings that conform to the Space Plan and the approved Additional Programming Information. Such preparation and delivery shall occur within 15 business days after the later of Landlord’s approval of the Additional Programming Information or the mutual execution and delivery of this Agreement. Tenant shall approve or disapprove the Construction Drawings by notice to Landlord. If Tenant disapproves the Construction Drawings, Tenant’s notice of disapproval shall specify any revisions Tenant desires in the Construction Drawings. After receiving such notice of disapproval, Landlord shall cause the Architect and/or the Engineers to revise the Construction Drawings, taking into account the reasons for Tenant’s disapproval (provided, however, that Landlord shall not be required to cause the Architect or the Engineers to make any revision to the Construction Drawings that is inconsistent with the Landlord Requirements or that Landlord otherwise reasonably disapproves), and resubmit the Construction Drawings to Tenant for its approval. Such revision and resubmission shall occur within five (5) business days after the later of Landlord’s receipt of Tenant’s notice of disapproval or the mutual execution and delivery of this Agreement if such revision is not material, and within such longer period of time as may be reasonably necessary (but not more than 15 business days after the later of such receipt or such mutual execution and delivery) if such revision is material. Such procedure shall be repeated as necessary until Tenant has approved the Construction Drawings. The Construction Drawings approved by Landlord and Tenant are referred to in this Work Letter as the “Approved Construction Drawings”.

2.6 Construction Pricing. Within 10 business days after the Construction Drawings are approved by Landlord and Tenant, Landlord shall provide Tenant with Landlord’s reasonable estimate (the “Construction Pricing Proposal”) of the cost of all Allowance Items to be incurred by Tenant in connection with the performance of the Tenant Improvement Work pursuant to the Approved Construction Drawings. Tenant shall provide Landlord with notice approving or disapproving the Construction Pricing Proposal. If Tenant disapproves the Construction Pricing Proposal, Tenant’s notice of disapproval shall be accompanied by proposed revisions to the Approved Construction Drawings that Tenant requests in order to resolve its objections to the Construction Pricing Proposal, and Landlord shall respond as required under Section 2.7 below. Such procedure shall be repeated as necessary until the Construction Pricing Proposal is approved by Tenant. Upon Tenant’s approval of the Construction Pricing Proposal, Landlord may purchase the items set forth in the Construction Pricing Proposal and commence construction relating to such items.

2.7 Revisions to Approved Construction Drawings. If Tenant requests any revision to the Approved Construction Drawings, Landlord shall provide Tenant with notice approving or reasonably disapproving such revision, and, if Landlord approves such revision, Landlord shall have such revision made and delivered to Tenant, together with notice of any resulting change in the most recent

Construction Pricing Proposal, if any, within 10 business days after the later of Landlord’s receipt of such request or the mutual execution and delivery of this Agreement if such revision is not material, and within such longer period of time as may be reasonably necessary (but not more than 15 business days after the later of such receipt or such execution and delivery) if such revision is material, whereupon Tenant, within one (1) business day, shall notify Landlord whether it desires to proceed with such revision. If Landlord has commenced performance of the Tenant Improvement Work, then, in the absence of such authorization, Landlord shall have the option to continue such performance disregarding such revision. Landlord shall not revise the Approved Construction Drawings without Tenant’s consent, which shall not be unreasonably withheld, conditioned or delayed.

2.8 Time Deadlines. Tenant shall use its best efforts to cooperate with Landlord and its architect, engineers and other consultants to complete all phases of the Plans, approve the Construction Pricing Proposal and obtain the permits for the Tenant Improvement Work as soon as possible after the execution of this Agreement, and Tenant shall meet with Landlord, in accordance with a schedule determined by Landlord, to discuss the parties’ progress.

3 CONSTRUCTION.

3.1 Contractor. A contractor designated by Landlord (the “Contractor”) shall perform the Tenant Improvement Work. In addition, Landlord may select and/or approve of any subcontractors, mechanics and materialmen used in connection with the performance of the Tenant Improvement Work.

3.2 Construction.

3.2.1 Over-Allowance Amount. If the Construction Pricing Proposal exceeds the Allowance, then, concurrently with its delivery to Landlord of approval of the Construction Pricing Proposal, Tenant shall deliver to Landlord cash in the amount of such excess (the “Over-Allowance Amount”). Any Over-Allowance Amount shall be disbursed by Landlord before the Allowance and pursuant to the same procedure as the Allowance. After the Construction Pricing Proposal is approved by Tenant, if any revision is made to the Approved Construction Drawings or the Tenant Improvement Work that increases the Construction Pricing Proposal, or if the Construction Pricing Proposal is otherwise increased to reflect the actual cost of all Allowance Items to be incurred by Tenant in connection with the performance of the Tenant Improvement Work pursuant to the Approved Construction Drawings, then Tenant shall deliver any resulting Over-Allowance Amount (or any resulting increase in the Over-Allowance Amount) to Landlord immediately upon Landlord’s request.

3.2.2 Landlord’s Retention of Contractor. Landlord shall independently retain the Contractor to perform the Tenant Improvement Work in accordance with the Approved Construction Drawings. Tenant shall pay a construction supervision and management fee (the “Landlord Supervision Fee”) to Landlord in an amount equal to five percent (5%) of the aggregate amount of all Allowance Items other than the Landlord Supervision Fee.

3.2.3 Contractor’s Warranties. Tenant waives all claims against Landlord relating to any defects in the Tenant Improvements; provided, however, that if, within 30 days after substantial completion of the Tenant Improvement Work, Tenant provides notice to Landlord of any non-latent defect in the Tenant Improvements, or if, within 11 months after substantial completion of the Tenant Improvement Work, Tenant provides notice to Landlord of any latent defect in the Tenant Improvements, then Landlord shall, at its option, either (a) assign to Tenant any right Landlord may have under the Construction Contract (defined below) to require the Contractor to correct, or pay for the correction of, such defect, or (b) at Tenant’s expense, use reasonable efforts to enforce such right directly against the Contractor for Tenant’s benefit. As used in this Work Letter, “Construction Contract” means the construction contract between Landlord and the Contractor pursuant to which the Tenant Improvements will be constructed.

4 COMPLETION.

Tenant acknowledges and agrees that the Tenant Improvement Work may be performed during Building HVAC Hours before or after the Suite 2000 Expansion Effective Date. Landlord and Tenant shall cooperate with each other in order to enable the Tenant Improvement Work to be performed in a timely manner and with as little inconvenience to the operation of Tenant’s business as is reasonably possible. Notwithstanding any contrary provision of this Agreement, any delay in the completion of the Tenant Improvement Work or inconvenience suffered by Tenant during the performance of the Tenant Improvement Work shall not delay the Suite 2000 Expansion Effective Date, nor shall it subject Landlord to any liability for any loss or damage resulting therefrom or entitle Tenant to any credit, abatement or adjustment of rent or other sums payable under the Lease.

5 MISCELLANEOUS. Notwithstanding any contrary provision of this Agreement, if Tenant defaults under this Agreement before the Tenant Improvement Work is completed, Landlord’s obligations under this Work Letter shall be excused until such default is cured and Tenant shall be responsible for any resulting delay in the completion of the Tenant Improvement Work. This Work Letter shall not apply to any space other than the Suite 2000 Expansion Space.